# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Edesa Biotech, Inc., CIK 0001540159
CUSIP: 27966L306
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 SPY COURT, MARKHAM, ONTARIO, Ontario Canada (A6), L3R 5H6
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001440771

## Reporting persons
- Stonepine Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 693,551; sole dispositive power 0; shared dispositive power 693,551; aggregate amount beneficially owned 693,551 (9.9% of the class)
  Comment: Percentage calculated based on (a) (1) 687,500 shares of Common Stock beneficially owned by the reporting person, and (2) 93,750 shares of Common Stock issuable on conversion of 18 shares of Series B-1 Convertible Preferred Stock beneficially owned by the reporting person, subject to a 9.99% beneficial ownership limitation, and (b) 6,936,404 shares of Common Stock outstanding on February 14, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended December 31, 2024.
- Stonepine Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 693,551; sole dispositive power 0; shared dispositive power 693,551; aggregate amount beneficially owned 693,551 (9.9% of the class)
  Comment: Percentage calculated based on (a) (1) 687,500 shares of Common Stock beneficially owned by the reporting person, and (2) 93,750 shares of Common Stock issuable on conversion of 18 shares of Series B-1 Convertible Preferred Stock beneficially owned by the reporting person, subject to a 9.99% beneficial ownership limitation, and (b) 6,936,404 shares of Common Stock outstanding on February 14, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended December 31, 2024.
- Stonepine GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 693,551; sole dispositive power 0; shared dispositive power 693,551; aggregate amount beneficially owned 693,551 (9.9% of the class)
  Comment: Percentage calculated based on (a) (1) 687,500 shares of Common Stock beneficially owned by the reporting person, and (2) 93,750 shares of Common Stock issuable on conversion of 18 shares of Series B-1 Convertible Preferred Stock beneficially owned by the reporting person, subject to a 9.99% beneficial ownership limitation, and (b) 6,936,404 shares of Common Stock outstanding on February 14, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended December 31, 2024.
- Jon M. Plexico: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 693,551; sole dispositive power 0; shared dispositive power 693,551; aggregate amount beneficially owned 693,551 (9.9% of the class)
  Comment: Percentage calculated based on (a) (1) 687,500 shares of Common Stock beneficially owned by the reporting person, and (2) 93,750 shares of Common Stock issuable on conversion of 18 shares of Series B-1 Convertible Preferred Stock beneficially owned by the reporting person, subject to a 9.99% beneficial ownership limitation, and (b) 6,936,404 shares of Common Stock outstanding on February 14, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended December 31, 2024.

## Item 1. Issuer
Name of issuer: Edesa Biotech, Inc.
Address of issuer's principal executive offices: 100 Spy Court, Markham, ON, Canada L3R 5H6

## Item 2. Person Filing
Name of person filing:
Stonepine Capital Management, LLC, a Delaware limited liability company ("Stonepine")
Stonepine Capital, L.P., a Delaware limited partnership (the "Partnership")
Stonepine GP, LLC, a Delaware limited liability company (the "General Partner")
Jon M. Plexico
Stonepine and the General Partner are the investment adviser and general partner, respectively, of the Partnership. Mr. Plexico is the control person of Stonepine and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence:
919 NW Bond Street, Suite 204
Bend, OR 97703
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Stonepine: 693,551
Partnership: 693,551
General Partner: 693,551
Jon M. Plexico: 693,551
Percent of class:
Stonepine: 9.9%
Partnership: 9.9%
General Partner: 9.9%
Jon M. Plexico: 9.9%
Sole power to vote or to direct the vote:
Stonepine: 0
Partnership: 0
General Partner: 0
Jon M. Plexico: 0
Shared power to vote or to direct the vote:
Stonepine: 693,551
Partnership: 693,551
General Partner: 693,551
Jon M. Plexico: 693,551
Sole power to dispose or to direct the disposition:
Stonepine: 0
Partnership: 0
General Partner: 0
Jon M. Plexico: 0
Shared power to dispose or to direct the disposition:
Stonepine: 693,551
Partnership: 693,551
General Partner: 693,551
Jon M. Plexico: 693,551

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Partnership holds Common Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Stonepine Capital Management, LLC: /s/ Jon M. Plexico, Managing Member (02/25/2025)
- Stonepine Capital, L.P.: /s/ Jon M. Plexico, Managing Member of the General Partner, Stonepine GP, LLC (02/25/2025)
- Stonepine GP, LLC: /s/ Jon M. Plexico, Managing Member (02/25/2025)
- Jon M. Plexico: /s/ Jon M. Plexico, Reporting person (02/25/2025)